UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                           SEC File Number: 000-31037

                         CUSIP Number:
                                       -----------------

Check One:        |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X|  Form 10-Q
                  |_| Form 10-D  |_| Form NSAR  |_| Form N-CSR

                  For the period ended: September 30, 2008

                  |_| Transition Report on Form 10-K

                  |_| Transition Report on Form 20-F

                  |_| Transition Report on Form 11-K

                  |_| Transition Report on Form 10-Q

                  |_| Transition Report on Form NSAR

                  For the transition period ended:  Not Applicable

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: eRoomSystem Technologies, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office: 1072 Madison Ave., Lakewood, NJ 08701

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |   (a) The reason described in reasonable detail in Part III of this form
     |   could not be eliminated without unreasonable effort or expense.
     |
     |   (b) The subject annual report, semi-annual report, transition report on
     |   Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
 |X| |   thereof, will be filed on or before the fifteenth calendar day
     |   following the prescribed due date; or the subject quarterly report or
     |   transition report on Form 10-Q or subject distribution report on Form
     |   10-D, or portion thereof, will be filed on or before the fifth calendar
     |   day following the prescribed due date; and
     |
     |   (c) The accountant's statement or other exhibit required by Rule
     |   12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

eRoomSystem Technologies, Inc.. (the "Company") could not complete the filing of its Quarterly Report on Form 10-Q for the period ended September 30, 2008 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

David Lubin, Esq.          516                887-8200
-----------------          ---                --------
     (Name)            (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes |X| No |_|

If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes |X| No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Comparison of Three Months Ended September 30, 2008 and 2007

      Revenues

      Revenue Sharing Arrangements -- Our revenue from revenue sharing arrangements was $114,294 for the three months ended September 30, 2008, compared to $189,530 for the three months ended September 30, 2007, representing a decrease of $75,236, or 39.7%. The decrease in revenue sharing revenue was due to the completion of a number of revenue sharing contracts in 2007 and 2008.

      Maintenance Fee Revenues -- Maintenance fee revenues were $58,590 for the three months ended September 30, 2008, compared to $63,643 for the three months ended September 30, 2007, representing a decrease of $5,053 or 7.9%. The decrease in maintenance fee revenue was due to the completion of a number of revenue sharing and maintenance contracts in 2007 and 2008.

      Product Sales -- Revenue from product sales was $0 for the three months ended September 30, 2008, compared to $65,194 for the three months ended September 30, 2007, representing a decrease of $65,194 or 100%. The decrease in product sales revenues was primarily due to the fact that there were no product sales in the three months ended September 30, 2008.

      Cost of Revenue

      Cost of Revenue Sharing Revenue -- Cost of revenue sharing revenue was $46,330 for the three months ended September 30, 2008, compared to $87,254 for the three months ended September 30, 2007 representing a decrease of $40,924 or 46.9%. The gross margin percentage on revenue sharing revenue was 59.5% for the three months ended September 30, 2008, compared to 54.0% for the three months ended September 30, 2007. The increase in gross margin percentage relating to revenue sharing revenue is due to the completion of some revenue sharing contracts in 2007 and 2008.

      Cost of Maintenance Fee Revenue -- Our cost of maintenance fee revenue was $16,638 for the three months ended September 30, 2008, compared to $14,716 for the three months ended September 30, 2007, representing an increase of $1,922, or 13.1%. The gross margin percentage on maintenance fee revenues was 71.6% for the three months ended September 30, 2008, compared to 76.9% for the three months ended September 30, 2007. The increase in our cost of maintenance fee revenue was due to the aging of the equipment being serviced.

      Cost of Product Sales Revenue -- Our cost of product sales revenue for the three months ended September 30, 2008 was $0, compared to $10,175 for the three months ended September 30, 2007, a decrease of $10,175, or 100%. The gross margin percentage on revenue from product sales revenue was 0% for the three months ended September 30, 2008, compared to 84.4% for the three months ended September 30, 2007. The decrease in cost of product sales revenue relates to the fact that there were no product sales in the three months ended September 30, 2008 versus the three months ended September 30, 2007.

      The changes and percent changes with respect to our revenues and our cost of revenue for the three months ended September 30, 2008 and 2007 are summarized as follows:

                                 For the Three Months
                                  Ended September 30,
                                ------------------------
                                                                           Percent
                                   2008          2007        Change        Change
                                ----------    ----------   ----------    ----------
REVENUE
Revenue-sharing arrangements    $  114,294    $  189,530   $  (75,236)       -39.7%
Maintenance fees                    58,590        63,643       (5,053)        -7.9%
Product sales                           --        65,194      (65,194)      -100.0%
                                ----------    ----------   ----------    ----------
Total Revenue                      172,884       318,367     (145,483)       -45.7%
                                ----------    ----------   ----------    ----------

COST OF REVENUE
Revenue-sharing arrangements        46,330        87,254      (40,924)       -46.9%
Maintenance                         16,638        14,716        1,922          13.1%
Product sales                           --        10,175      (10,175)      -100.0%
                                ----------    ----------   ----------    ----------
Total Cost of Revenue           $   62,968    $  112,145   $  (49,177)       -43.9%
                                ----------    ----------   ----------    ----------

GROSS MARGIN PERCENTAGE
Revenue-sharing arrangements          59.5%         54.0%
Maintenance                           71.6%         76.9%
Product sales                           --          84.4%
Total Gross Margin Percentage         63.6%         64.8%


      Although the preceding table summarizes the net changes and percent changes with respect to our revenues and our cost of revenue for the three months ended Septembet 6 0 r 30, 2008 and 2007, the trends contained therein are limited and should not be viewed as a definitive indication of our future results.

      Operating Expenses

      Selling, General and Administrative -- Selling, general and administrative expenses, including non-cash compensation expense, were $79,158 for the three months ended September 30, 2008, compared to $84,347 for the three months ended September 30, 2007, representing a decrease of $5,189, or 6.2%. The decrease in our selling, general and administrative expenses was immaterial.

      Research and Development--Research and development expenses were $48,320 for the three months ended September 30, 2008, compared to $0 for the three months ended September 30, 2007 representing an increase of $48,320. The increase in our research and development expenses for the three months ended September 30, 2008 reflects new product development in 2008.

      Interest and other income was $28,977 for the three months ended September 30, 2008 as compared to $31,443 for the three months ended September 30, 2007 representing a decrease of $2,466 or 7.8%. The decrease was due to the interest earned on our increasing balance of cash and investments in marketable securities.

      Net Income Attributable to Common Stockholders

      We realized net income of $11,415 for the three months ended September 30, 2008, compared to $153,318 during the three months ended September 30, 2007. The $141,903 decrease in net income was primarily due to decreasing revenue sharing agreements, as well as research and development costs. We may incur losses in the future as existing revenue sharing agreements with our hotel clients expire.

                         EROOMSYSTEM TECHNOLOGIES, INC.
                         ------------------------------
                  (Name of Registrant as Specified in Charter)

eRoomSystem Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2008



                                  By:    /s/ David A. Gestetner
                                         --------------------------------------
                                  Name:  David A. Gestetner
                                         --------------------------------------
                                  Title: President, Chief Executive Officer,
                                         --------------------------------------
                                         Secretary, and Chairman of the Board
                                         --------------------------------------
                                         (Principal Executive, Financial,
                                         and Accounting Officer)

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)